Oaktree Acquisition Corp. II (Commission File No. 001-39526)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alvotech

The following is a press release first made available on May 11, 2022.

Alvotech, Global Biotech Company, and Oaktree Acquisition Corp. II Announce June 7, 2022

Extraordinary General Meeting to Approve Business Combination

Reykjavik and Los Angeles (May 11, 2022) – Alvotech Holdings S.A. (“Alvotech S.A.”), a global biopharmaceutical company focused solely on the development and manufacture of biosimilar medicines for patients worldwide, and Oaktree Acquisition Corp. II (NYSE: OACB), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P. (“OACB”), announced today that the extraordinary general meeting of shareholders of OACB (the “Extraordinary General Meeting”) to approve the pending business combination (the “Business Combination”) between Alvotech S.A., Alvotech (“TopCo”) and OACB is scheduled to be held on Tuesday, June 7, 2022 at 10:00 a.m. Eastern time. The Extraordinary General Meeting will be held in person at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022 and virtually via live webcast. Holders of OACB’s Class A ordinary shares and Class B ordinary shares at the close of business on the record date of March 22, 2022 are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting.

The Securities and Exchange Commission (“SEC”) has declared the Registration Statement on Form F-4 filed in connection with the proposed business combination between the companies, effective. OACB filed its definitive proxy statement/prospectus relating to the Business Combination (the “Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) and expects to begin mailing it to shareholders on or about May 12, 2022. More details about the Business Combination and the resolutions to be voted upon at the Extraordinary General Meeting can be found in the Proxy Statement/Prospectus filed by OACB, available at the following link: https://www.sec.gov/Archives/edgar/data/1820931/000119312522146486/d330937ddefm14a.htm.

Every vote is important and OACB encourages all shareholders to make their voice heard by voting online or by mail as soon as possible, regardless of the number of shares held. If the proposals at the Extraordinary General Meeting are approved, it is anticipated that the Business Combination will close on or about June 15, 2022, subject to the satisfaction of all other applicable closing conditions. Upon the closing of the Business Combination, the ordinary shares of TopCo are expected to trade on The Nasdaq Stock Market LLC and the Nasdaq First North Growth Market under the new ticker symbol “ALVO” and the warrants of TopCo are expected to trade on The Nasdaq Stock Market LLC under the new ticker symbol “ALVOW.”

OACB shareholders who need assistance in completing the proxy card, need additional copies of the Proxy Statement/Prospectus, or have questions regarding the Extraordinary General Meeting may contact OACB’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400, or by email at OACB.info@investor.morrowsodali.com.

About Alvotech S.A.

Alvotech S.A. is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech S.A. seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech S.A.’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, and cancer. For more information, please visit www.alvotech.com.

About Oaktree Acquisition Corp. II

The Oaktree Acquisition Corp. franchise was formed to partner with high-quality, growing companies to facilitate their successful entry to the public markets. By leveraging the deep capabilities and experience of its sponsor, an affiliate of Oaktree, which manages $164 billion in assets under management as of March 31, 2022, Oaktree Acquisition Corp. seeks to provide best-in-class resources and execution, coupled with a focus on long-term partnership and shareholder value creation. For more information about Oaktree Acquisition Corp. II, please visit www.oaktreeacquisitioncorp.com.

Additional Information

In connection with the proposed business combination between OACB and Alvotech S.A., OACB, Alvotech S.A. and TopCo have filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-4 (as amended or supplemented through the date hereof, the “Registration Statement”) containing a proxy statement of OACB and a prospectus of TopCo. The Registration Statement has been declared effective by the SEC and OACB will mail a definitive proxy statement/prospectus related to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. OACB’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alvotech S.A., OACB and the proposed Business Combination. Shareholders of OACB can also obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OACB and Alvotech S.A. and their directors and executive officers may be deemed participants in the solicitation of proxies from OACB’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OACB is contained in OACB’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a written request to Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants is contained in the definitive proxy statement/prospectus for the proposed Business Combination.

TopCo and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OACB in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are included in the definitive proxy statement/prospectus for the proposed Business Combination.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech S.A. For example, Alvotech S.A.’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; the timing of the mailing of definitive proxy statements to shareholders; and the potential approval and commercial launch of AVT02. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech S.A. and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech S.A.’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OACB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) the inability to execute final agreement with respect to the loan facility with Sculptor on acceptable terms or at all; (5) the inability to consummate the transactions contemplated by the SEPA; (6) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (7) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations of Alvotech S.A. as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the possibility that Alvotech S.A. or the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) Alvotech S.A.’s estimates of expenses and profitability; (14) pending litigation related to AVT02; (15) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (16) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s annual report on Form 10-K for the fiscal year ended December 31, 2021, in the Registration Statement or in other documents filed by OACB with the SEC.

There may be additional risks that neither OACB nor Alvotech S.A. presently know or that OACB and Alvotech S.A. currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech S.A. undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech S.A. and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech S.A., OACB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

CONTACTS

ALVOTECH HOLDINGS S.A.

Investor Relations

Stephanie Carrington

ICR Westwicke

Stephanie.Carrington@westwicke.com

(646) 277-1282

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

(646) 866-4012

Corporate Communications

Alvotech.media@alvotech.com

OAKTREE ACQUISITION CORP. II

Investor Relations

info@oaktreeacquisitioncorp.com

Media Relations

mediainquiries@oaktreecapital.com